SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

Educational Video Conferencing, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

281505107
(CUSIP Number)

     Michael Katz,  Esq., 2 American Lane,  Greenwich,  Connecticut  06836-2571,
Tel: (203) 862-8000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 10)

                                  SCHEDULE 13D

Page 11 of 11

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma Strategic Fund L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  488,452

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  488,452

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  488,452

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.99%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Amaranth Advisors, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  488,452

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  488,452

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  488,452

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.99%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  488,452

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  488,452

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  488,452

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.99%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer

         This statement relates to the common stock ("Common Stock") of Educational Video Conferencing, Inc. (the "Issuer"). The Issuer's principal executive office is located at 35 East Grassy Sprain Road, Suite 200, Yonkers, New York 10710.

ITEM 2.  Identity and Background

         (a)-(c)  and (f) The names of the  persons  filing  this  statement  on
Schedule 13D (the "Reporting Persons") are:

         - Paloma Strategic Fund L.P., a Bermuda limited partnership ("Paloma Strategic"). The general partner of Paloma Strategic is Silverton Management Company Limited, a Bermuda corporation. Paloma Strategic holds 45,000 of the shares of Common Stock beneficially owned by it through its wholly-owned subsidiary Paloma Strategic Securities Limited, a Bermuda corporation.

         - Amaranth Advisors, L.L.C., a Delaware limited liability company ("Amaranth Advisors") and the trading advisor of Paloma Strategic. Amaranth Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

     - Nicholas M. Maounis, an individual and a citizen of the United States ("Maounis"). Mr. Maounis may be deemed to beneficially own the shares of Common Stock held by Paloma Strategic as a result of being the managing member of Amaranth Advisors. Mr. Maounis expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

         Amaranth Advisors and Maounis.

         The business address of Amaranth Advisors and Maounis is 2 American Lane, Greenwich, Connecticut 06836-2571.

         The principal business of Amaranth Advisors is the furnishing of investment advisory services.

          Mr. Maounis' principal occupation is serving as the managing member of Amaranth Advisors.

         Paloma Strategic.

         The principal place of business for Paloma Strategic is c/o MQ Services Ltd., 44 Church Street, Hamilton HM 12, Bermuda. The principal business of Paloma Strategic is that of a private investment company engaged in the purchase and sale of securities for its own account.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds used by Paloma Strategic in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $10,840,246

ITEM 4.  Purpose of Transaction.

         Paloma Strategic acquired the Common Stock beneficially owned by it in the ordinary course of purchasing and selling securities for its own account. Amaranth Advisors acted as trading advisor to Paloma Strategic in making the purchases of the Common Stock beneficially owned by it. Amaranth Advisors and Mr. Maounis each expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

         Depending upon market conditions and other factors that it may deem material, each of the Reporting Persons may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common
Stock or related securities that it now beneficially owns or may hereafter acquire.

         Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons beneficially own an aggregate of 45,000 shares of Common Stock held outright, 100,000 shares of Series B 7% Convertible Preferred Stock ("Series B Preferred Stock") and 555,556 Common Stock Purchase Warrants (the "Warrants"). Except for the Ownership Limitation described below, the Reporting Persons' 100,000 shares of Series B Preferred Stock would be convertible into 740,741 shares of Common Stock, and the Reporting Persons' 555,556 Warrants would be exercisable for 555,556 shares of Common Stock. However, in accordance with the terms of such securities, the amount of shares of Common Stock into which the Reporting Persons' shares of Series B Preferred Stock and Warrants are convertible or exchangeable is limited to that amount which would result in the Reporting Persons together having beneficial ownership of Common Stock not exceeding 9.99% of all of the outstanding shares of Common Stock (the "Ownership Limitation").

         Therefore,  as a result  of the  Ownership  Limitation,  the  Reporting
Persons beneficially own an aggregate of 488,452 shares of Common Stock, constituting 9.99% of all of the outstanding shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock in excess of the Ownership Limitation.

         (b) Each of the Reporting Persons has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         (c) The following transactions were effected by Paloma Strategic during the past sixty (60) days:

                                                     Approx. Price per
                                    Amount of Shs.   Share (excl. of
Date              Security          Bought (Sold)    commissions)

8/21/00             Common              (500)           $15.750
8/21/00             Common            (1,000)           $15.625
8/21/00             Common              (600)           $15.563
8/21/00             Common              (500)           $16.000
8/21/00             Common              (400)           $15.875
8/22/00             Common            (1,000)           $15.250

         The   above    transactions   were   effected   by   Paloma   Strategic
over-the-counter.

       In addition, Paloma Strategic purchased 100,000 shares of Series B Preferred and 555,556 Warrants directly from the Issuer on September 22, 2000 for an aggregate purchase price of $10,000,000.

         No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by the Reporting Persons during the past sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Not applicable.

ITEM 7.  Material to be Filed as Exhibits

                  Exhibit A - Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:            September 29, 2000

                  PALOMA STRATEGIC FUND L.P.
                           By: Amaranth Advisors, L.L.C.,
                               as Attorney-in-Fact


                                    By: /s/ Michael J. Berner
                                            Michael J. Berner
                                            Vice President

                  AMARANTH ADVISORS, L.L.C.


                  By: /s/ Michael J. Berner
                           Michael J. Berner
                           Vice President



                             /s/ Nicholas M. Maounis
                               Nicholas M. Maounis

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Educational Video Conferencing, Inc. dated September 29, 2000, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:            September 29, 2000

                  PALOMA STRATEGIC FUND L.P.
                           By: Amaranth Advisors, L.L.C.,
                               as Attorney-in-Fact


                                    By: /s/ Michael J. Berner
                                            Michael J. Berner
                                            Vice President

                  AMARANTH ADVISORS, L.L.C.


                  By: /s/ Michael J. Berner
                           Michael J. Berner
                           Vice President



                             /s/ Nicholas M. Maounis
                               Nicholas M. Maounis